Exhibit 99.6

Stockholm, Sweden	19 May 2022

Bulletin from the annual general meeting of Calliditas Therapeutics AB (publ)

The meeting was held in accordance with sections §§ 20 and 22 of the Act (2022:121) on temporary exceptions to facilitate the execution of general meetings in companies and other associations and the shareholders solely exercised their voting rights at the general meeting through voting in advance, so-called postal voting.

The following resolutions were passed at the annual general meeting.

Adoption of income statement and balance sheet for the financial year 2021 and discharge from liability

The annual general meeting resolved to adopt the income statement and the consolidated income statement for the financial year 2021 as well as the balance sheet and consolidated balance sheet as of 31 December 2021. The members of the Board of Directors and the managing director were discharged from liability for the financial year 2021.

Allocation of profit or loss

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, that no dividends shall be paid for the financial year 2021 and that SEK 1,203,117 thousand shall be carried forward.

Election of board members, auditors, fees to the Board of Directors and auditors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, that the number of members of the Board of Directors shall be six (6) without deputies and that the number of auditors shall be one (1) without deputies.

In accordance with the nomination committee’s proposal, Elmar Schnee, Hilde Furberg, Diane Parks and Molly Henderson were re-elected as members of the Board of Directors and Henrik Stenqvist and Elisabeth Björk were newly elected as members of the Board of Directors for the period until the end of the next annual general meeting. Lennart Hansson declined re-election. Elmar Schnee was re-elected as chairman of the Board of Directors. The audit firm Ernst & Young AB was re-elected auditor of the company for the period until the end of the next annual general meeting, and it was noted that the authorized public accountant Anna Svanberg will continue as auditor in charge.

The annual general meeting further resolved, in accordance with the nomination committee’s proposal and for the time period until the end of the next annual general meeting, that the directors’ fees shall be paid with SEK 900,000 to the chairman of the Board of Directors and SEK 350,000 to each one of the other members who are not employed in the group, SEK 200,000 to the chairman of the audit committee and SEK 100,000 to the other members of the audit committee who are not employed in the group as well as SEK 50,000 to the chairman of the remuneration committee and SEK 25,000 to the other members of the remuneration committee who are not employed in the group. In addition to the above-proposed remuneration for ordinary board work, it is proposed that board members residing in the United States shall receive an additional amount of SEK 140,000 and that board members residing in Europe, but outside the Nordics, shall receive an additional amount of SEK 50,000. The annual general meeting further resolved, in accordance with the nomination committee’s proposal, that the remuneration to the auditor shall be paid in accordance with approved statement of costs.

Nomination committee for the next annual general meeting

The annual general meeting resolved, in accordance with the nomination committee’s proposal, on principles for appointing the nomination committee. In short, the nomination committee should be composed of the chairman of the Board of Directors together with one representative of each of the three largest shareholders, based on ownership in the company as of the expiry of the third quarter of the financial year.

Remuneration report

The annual general meeting approved the Board of Directors’ proposed remuneration report.

Authorization to issue new shares, warrants and/or convertibles

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors to, at one or several occasions and for the period up until the next annual general meeting, increase the company’s share capital by issuing new shares, warrants and/or convertibles. Such share issue resolution may be carried out with or without deviation from the shareholders’ preferential rights and with or without provisions for contribution in kind, set-off or other conditions. The authorization may only be utilized to such extent that the number of shares issued under the authorization, or the number of shares created in connection with exercise of warrants or conversion of convertibles, corresponds to a dilution of not more than 15 percent of the total number of shares outstanding at the time of the general meeting’s resolution on adoption of the proposed authorization, reduced with the number of shares transferred to ensure delivery of shares under the ATM (at-the-market) Program, as follows from separate resolution on authorization regarding transfer of own ordinary shares. The purpose of the authorization is to increase the financial flexibility of the company and the general flexibility of the Board of Directors.

ATM (at-the-market) Program

In order to facilitate implementation of and delivery of shares under a contemplated at-the-market program (the “ATM Program”), the following resolutions were adopted:

Amendment to the articles of association

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to amend the articles of association in order to facilitate the implementation of and delivery of shares under a contemplated ATM Program. The introduction of one new paragraph, together with the amendment of one existing paragraph, allows for C-shares to be issued, conversion of C-shares into ordinary shares, redemption and regulates preferential rights.

Authorization to resolve on issue of new C-shares

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors, during the period until the annual general meeting 2023 on one or more occasions, to increase the company’s share capital by not more than SEK 236,321 by the issue of not more than 5,908,019 C-shares, each with a quota value of SEK 0.04. With deviation from the shareholders’ pre-emption rights, the participating bank shall be entitled to subscribe for the new C-shares at a subscription price corresponding to the quota value of the shares. The purpose of the authorization and the reason for the deviation from the shareholders’ pre-emption rights in connection with the issue of shares is to ensure delivery of shares to be sold under the company’s ATM Program.

Authorization to resolve on purchase of C-shares

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors, during the period until the annual general meeting 2023, on one or more occasions, to decide on purchases of up to 5,908,019 C-shares in accordance with purchase offerings directed to all shareholders of C-shares which shall comprise all outstanding C-shares. Repurchases shall be effected at a purchase price corresponding to the quota value of the share. Payment for the acquired C-shares shall be made in cash. The company may purchase maximum so many shares that the company’s holding of own shares after the purchase amounts to a maximum of one-tenth of all the shares in the company. The purpose of the authorization is to ensure delivery of shares to be sold under the company’s ATM Program.

Authorization to resolve on transfer of own ordinary shares

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to authorize the Board of Directors, during the period until the annual general meeting 2023, on one or more occasions, to transfer up to 5,908,019 ordinary shares (following the re-classification from C-shares), to be effected outside Nasdaq Stockholm against payment in cash. Such transfers may be effected at a price in cash which corresponds to the market price at the time of the transfer of the Calliditas Therapeutics shares transferred with such deviation as the Board of Directors finds appropriate. The authorization under this item may only be utilized to the extent that the shares transferred by virtue of this authorization, together with any shares issued by virtue of the authorization to issue new shares, warrants and/or convertibles above, does not exceed 20 percent of the total number of shares outstanding at the time of the general meeting’s resolution. The purpose of the authorization is to ensure delivery of shares to be sold under the company’s ATM Program.

Long-term performance-based incentive program for members of the Board of Directors

The annual general meeting resolved, in accordance with the nomination committee’s proposal, to adopt a new long-term performance-based incentive program for members of the Board of Directors, including a resolution that the company may enter into an equity swap agreement with a third party to ensure delivery of shares to participants under the program. The incentive program entails that the members of the Board of Directors will be granted share awards, free of charge, that can entitle to shares in Calliditas, subject to the fulfilment of certain performance conditions.

Long-term incentive program for the management and key personnel

The annual general meeting resolved, in accordance with the Board of Directors’ proposal, to adopt a new long-term incentive program for the company’s management and key personnel, including a resolution to issue not more than 2,000,000 warrants to ensure delivery of shares to participants under the program (and if necessary to cover social security costs). The incentive program entails that the participants will be granted options which after three years will entitle the holder to the acquisition of shares in the company at a pre-determined exercise price corresponding to 115 percent of the volume-weighted average price of Calliditas’ share during the ten trading days preceding the granting date.

For further information, please contact:

Mikael Widell, Investor relations

E-mail: mikael.widell@calliditas.com

Telephone: +46 703-11 99 60

The information was submitted for publication, through the agency of the contact person set out above, at 16:30 CEST on 19 May 2022.

About Calliditas

Calliditas Therapeutics is a commercial stage biopharma company based in Stockholm, Sweden focused on identifying, developing and commercializing novel treatments in orphan indications, with an initial focus on renal and hepatic diseases with significant unmet medical needs. Calliditas’ lead product, TARPEYOTM (budesonide) delayed release capsules, has been approved by the FDA. This drug product is awaiting European Commission (EC) approval following a positive CHMP opinion. Additionally, Calliditas is conducting a pivotal clinical trial with its NOX inhibitor product candidate setanaxib in primary biliary cholangitis and a Phase 2 proof-of-concept trial in head and neck cancer. Calliditas’ common shares are listed on Nasdaq Stockholm (ticker: CALTX) and its American Depositary Shares are listed on the Nasdaq Global Select Market (ticker: CALT).